FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – DECEMBER 3, 2007

BAYTEX ENERGY TRUST ANNOUNCES INCREASE
TO EXCHANGEABLE SHARE RATIO

Calgary, Alberta (December 3, 2007) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Baytex Energy Ltd. from 1.66294 to 1.67915. This increase will be effective on December 17, 2007.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Baytex Energy Trust Distribution:                                                                                                                     November 30, 2007
Opening Exchange Ratio:                                                                                                                                                                1.66294
Baytex Energy Trust Distribution per Unit:                                                                                                                                 $0.18
Five-day Weighted Average Trading Price of BTE.UN
    (prior to the end of November):                                                                                                                                                  $18.47
Increase in Exchange Ratio (xx):                                                                                                                                                     0.01621
Effective Date of the Increase in Exchange Ratio:                                                                                                                       December 17, 2007
Exchange Ratio as of Effective Date:                                                                                                                                             1.67915
 (xx) The increase in the Exchange Ratio is calculated by multiplying the Baytex Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of BTE.UN.

A holder of Baytex Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 (telephone: 403-233-2801).

The Baytex Energy Trust Exchangeable Shares (the “shares”) were issued in connection with the Plan of Arrangement which resulted in the conversion of Baytex Energy Ltd. to a trust structure. The shares are not traded on any public stock exchange, and it is unlikely that further shares will be issued in the future. No action is required by holders of the shares or by holders of Baytex Energy Trust units as a result of this press release.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:
Baytex Energy Trust

Ray Chan, Chief Executive Officer	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Hurst, Investor Relations	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca